UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
ENCORE ENERGY PARTNERS LP
(Name of Issuer)
COMMON UNITS
(Title of Class of Securities)
29257A 106
(CUSIP Number)
Richard A. Robert Vanguard Natural Gas, LLC 5847 San Felipe, Suite 3000 Houston, Texas 77057 Phone (832) 327-2255
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 10, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29257A 106
1.			Name of Reporting Person.
Vanguard Natural Resources, LLC
2.			Check The Appropriate Box If a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.		Source of Funds (See Instructions):	BK OO (see Item 3 below)
5.			Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.		Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	20, 924,055
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	20, 924,055
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 20, 924,055
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.			Percent of Class Represented by Amount in Row (11): Approximately 46%
14.			Type of Reporting Person (See Instructions): OO (Limited Liability Company)

1.			Name of Reporting Person.
Vanguard Natural Gas, LLC
2.			Check The Appropriate Box If a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.		Source of Funds (See Instructions):	BK OO (See Item 3)
5.			Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):☐
6.		Citizenship or Place of Organization: Kentucky
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	20, 924,055
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	20, 924,055
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 20, 924,055
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.			Percent of Class Represented by Amount in Row (11): Approximately 46%
14.			Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Item 1.	Security and Issuer

This statement on Schedule 13D relates to common units representing limited partner interests (the “Common Units”) of Encore Energy Partners LP, a Delaware limited partnership (the “Issuer”).  The address of the principal executive offices of the Issuer is 5847 San Felipe, Suite 3000, Houston, Texas 77057.

This Schedule 13D represents Amendment No. 2 to the Schedule 13D originally filed with the Commission on January 6, 2011 by Vanguard Natural Resources, LLC (“VNR”) and Vanguard Natural Gas, LLC (“VNG” and, together with VNR, the “Reporting Persons”), as amended by Amendment No. 1 thereto filed with the SEC on March 24, 2011 (as amended, the “Original Schedule 13D”).

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

VNR has entered into an Agreement and Plan of Merger dated as of July 10, 2011 (the “Merger Agreement”), by and among VNR, VNG, Vanguard Acquisition Company, LLC, a Delaware limited liability company and wholly-owned subsidiary of VNG (“MergerCo”), the Issuer, and Encore Energy Partners GP LLC, a Delaware limited liability company and the general partner of the Issuer (“ENP GP”).

Pursuant to the Merger Agreement, MergerCo will merge with and into the Issuer at the effective time of the merger, with the Issuer  surviving the merger (the “Merger”).  ENP GP, which is wholly-owned by VNG, will remain the sole general partner of the Issuer, and VNG will become the sole limited partner of the Issuer.  Except for the common units owned by VNG, all of the common units representing limited partner interests in the Issuer outstanding at the effective time of the Merger (“ENP Common Units”) will be cancelled and converted into the right to receive common units representing limited liability company interests in VNR (“VNR Common Units”) based on an exchange rate of 0.75 VNR Common Units per ENP Common Unit.  No fractional VNR Common Units will be issued in the Merger, and unitholders of the Issuer will receive cash in lieu of any fractional VNR Common Units.

The Merger Agreement contains customary representation, warranties and covenants by each of the parties.  Completion of the Merger is conditioned upon, among other things: (1) approval of the Merger Agreement and the Merger by the affirmative vote or consent of holders of a majority of the outstanding ENP Common Units, (2) approval of the issuance of new VNR Common Units in connection with the Merger (the “New Common Unit Issuance”) by the affirmative vote or consent of holders of a majority of the VNR Common Units voting thereon, (3) applicable regulatory approvals, (4) the absence of certain legal injunctions or impediments prohibiting the Merger and the other transactions contemplated by the Merger Agreement, (5) the effectiveness of a registration statement on Form S-4 with respect to the New Common Unit Issuance, (6) approval for the listing on the New York Stock Exchange of the VNR Common Units issued pursuant to the New Common Unit Issuance, and (7) the receipt of certain tax opinions.

The Merger Agreement contains provisions granting both VNR and the Issuer the right to terminate the Merger Agreement for certain reasons, including, among others, if (1) the Merger does not occur on or before December 31, 2011, (2) the Issuer fails to obtain the requisite unitholder approval of the Merger Agreement and the Merger, (3) VNR fails to obtain the requisite unitholder approval of the New Common Unit Issuance, or (4) either the ENP GP board of directors or the conflicts committee thereof (the “ENP Conflicts Committee”), in accordance with the Merger Agreement, changes its recommendation to the unitholders of the Issuer with respect to the vote to approve the Merger Agreement and the Merger.  The Issuer will pay VNR a $20.0 million termination fee if either party terminates the Merger Agreement because the ENP GP board of directors or the ENP Conflicts Committee changed its recommendation.

The limited liability company agreement of ENP GP will be amended and restated in substantially the form attached as Annex A to the Merger Agreement, effective upon the consummation of the Merger.  In addition, the limited partnership agreement of the Issuer will be amended and restated in substantially the form attached as Annex B to the Merger Agreement effective upon the consummation of the Merger.

VNG, a wholly-owned subsidiary of VNR, already owns the general partner of the Issuer and approximately 45.6% of the outstanding ENP Common Units.  For additional information about the business and contractual relationships between VNR and the Issuer, please read the Issuer’s Quarterly Report on Form 10-Q for the three months ended March 31, 2011.

The ENP Conflicts Committee unanimously determined that the Merger, the Merger Agreement, and the transactions contemplated thereby are fair and reasonable to, and in the best interests of, the Issuer and the holders of ENP Common Units unaffiliated with VNR.  The actions taken by the ENP Conflicts Committee constitute “Special Approval” under the Issuer’s partnership agreement.  The ENP Conflicts Committee also recommended that the Merger, the Merger Agreement and the transactions contemplated thereby be approved by the ENP GP board of directors and the holders of ENP Common Units.  Based in part on such determination, Special Approval and recommendation, the ENP GP board of directors approved the Merger, the Merger Agreement and the transactions contemplated thereby, and recommended that the holders of ENP Common Units vote in favor of thereof.

In addition, the conflicts committee of the VNR board of directors (the “VNR Conflicts Committee”) unanimously determined that the Merger, the Merger Agreement, and the transactions contemplated thereby, including the New Common Unit Issuance, are fair and reasonable to, and in the best interests of, VNR and the holders of VNR Common Units unaffiliated with VNR.  The actions taken by the VNR Conflicts Committee constitute “Special Approval” under VNR’s limited liability company agreement.  The VNR Conflicts Committee also recommended that the Merger, the Merger Agreement and the transactions contemplated thereby, including the New Common Unit Issuance, be approved by the VNR board of directors, and the New Common Unit Issuance be approved by the holders of VNR Common Units.  Based in part on such determination, Special Approval and recommendation, the VNR board of directors approved the Merger, the Merger Agreement and the transactions contemplated thereby, including the New Common Unit Issuance, and recommended that the holders of VNR Common Units vote in favor of the New Common Unit Issuance.

Voting Agreement

In connection with the Merger Agreement, VNR, VNG, MergerCo, the Issuer and ENP GP entered into a Voting Agreement dated as of July 10, 2011 (the “Voting Agreement”).  Pursuant to the Voting Agreement, VNR and VNG agreed to vote the 20,924,055 ENP Common Units owned by VNG (representing approximately 45.6% of the outstanding ENP Common Units) in favor of the Merger and the adoption of the Merger Agreement at any meeting of unitholders of the Issuer.  VNR and VNG further agreed to not sell, transfer, assign, pledge, encumber, grant a participation in, gift-over, hypothecate or otherwise dispose of the 20,924,055 ENP Common Units owned by VNG.  The Voting Agreement will terminate upon any termination of the Merger Agreement.

Other than described above, none of the Reporting Persons has any plan or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following paragraph:

The information set forth under Item 4 and in Exhibits 13 and 14 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
Exhibit 1
Term Loan, dated November 16, 2010 by and between Vanguard Natural Gas, LLC and BNP Paribas, as administrative agent, and the lenders party thereto, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on November 17, 2010.

Exhibit 2
Second Amended and Restated Credit Agreement dated August 31, 2009, by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party hereto, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on September 1, 2009.

Exhibit 3
First Amendment to Second Amended and Restated Credit Agreement dated October 14, 2009, by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party hereto, incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Vanguard Natural Resources, LLC with the Commission on November 4, 2009.

Exhibit 4
Second Amendment to Second Amended and Restated Credit Agreement, dated June 1, 2010, among Vanguard Natural Gas, LLC, Citibank, N.A., Existing Lenders (as defined therein), and Credit Agricole Corporate and Investment Bank, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on June 4, 2010.

Exhibit 5
Third Amendment to Second Amended and Restated Credit Agreement, dated November 16, 2010 by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party thereto, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on November 17, 2010.

Exhibit 6
Fourth Amendment to Second Amended and Restated Credit Agreement, dated December 31, 2010 by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party thereto, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on January 3, 2010.

Exhibit 7	Second Amended and Restated Agreement of Limited Partnership of Encore Energy Partners LP, incorporated herein by reference to Exhibit 7 to the Original Schedule 13D filed on December 31, 2010.
Exhibit 8	Amended and Restated Limited Liability Company Agreement of Encore Energy Partners GP LLC, incorporated herein by reference to Exhibit 8 to the Original Schedule 13D filed on December 31, 2010.
Exhibit 9
ENP Interest Security Agreement dated December 31, 2010, by and between Vanguard Natural Gas, LLC and BNP Paribas, as Administrative Agent for the Secured Parties named therein, incorporated herein by reference to Exhibit 9 to the Original Schedule 13D filed on December 31, 2010.

Exhibit 10
ENP Interest Security Agreement dated December 31, 2010, by and between Vanguard Natural Gas, LLC and CitiBank, N.A., as Administrative Agent for the Secured Parties named therein, incorporated herein by reference to Exhibit 10 to the Original Schedule 13D filed on December 31, 2010.

Exhibit 11
Joint Filing Agreement dated June 3, 2010 between Vanguard Natural Resources, LLC. and Vanguard Natural Gas, LLC, incorporated herein by reference to Exhibit 11 to the Original Schedule 13D filed on December 31, 2010.

Exhibit 12
Proposal Letter dated March 24, 2011 from Vanguard Natural Resources, LLC to the Chairman of the Conflicts Committee of the general partner of Encore Energy Partners LP, incorporated herein by reference to Exhibit 12 to Amendment No. 1 to the Original Schedule 13D, filed on March 24, 2011.

Exhibit 13
Agreement and Plan of Merger dated as of July 10, 2011, by and among Vanguard Natural Resources, LLC, Vanguard Natural Gas, LLC, Vanguard Acquisition Company, LLC, Encore Energy Partners GP LLC and Encore Energy Partners LP, incorporated herein by reference to Exhibit 2.1 to VNR’s Current Report on Form 8-K filed on July 11, 2011.

Exhibit 14
Voting Agreement dated as of July 10, 2011, by and among Vanguard Natural Resources, LLC, Vanguard Natural Gas, LLC, Vanguard Acquisition Company, LLC, Encore Energy Partners GP LLC and Encore Energy Partners LP, incorporated herein by reference to Exhibit 10.1 to VNR’s Current Report on Form 8-K filed on July 11, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

VANGUARD NATURAL GAS, LLC BY: VANGUARD NATURAL RESOURCES, LLC, its sole member.

By:	/s/ Scott W. Smith
Name:	Scott W. Smith
Title:	President, Chief Executive Officer and Director

VANGUARD NATURAL RESOURCES, LLC

By:	/s/ Scott W. Smith
Name:	Scott W. Smith
Title:	President, Chief Executive Officer and Director

Date:                       July 12, 2011

Schedule 1
Listed Persons
(As of December 31, 2010)

Executive Officers of Vanguard Natural Resources, LLC

Scott W. Smith
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: President, Chief Executive Officer and Director
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

Richard A. Robert
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: Executive Vice President, Chief Financial Officer and Secretary
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

Britt Pence
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: Vice President of Engineering
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

Board of Directors of Vanguard Natural Resources, LLC

W. Richard Anderson (Chairman)
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: Chief Financial Officer of Eurasia Drilling Company, Ltd GDR (LSE: EDCL)
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

Scott W. Smith
(see above)

Loren Singletary
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: Vice President of Global Accounts of National Oilwell Varco.
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

Bruce W. McCullough
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: President and Chief Executive Officer of Huntington Energy Corp.
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

John R. McGoldricks
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: Executive Chairman of Caza Oil & Gas, Inc.
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

Lasse Wagene
c/o Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057
Principal Occupation: Managing Director and owner of Arcturus Holdings, LLC
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1
Term Loan, dated November 16, 2010 by and between Vanguard Natural Gas, LLC and BNP Paribas, as administrative agent, and the lenders party thereto, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on November 17, 2010.

Exhibit 2
Second Amended and Restated Credit Agreement dated August 31, 2009, by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party hereto, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on September 1, 2009.

Exhibit 3
First Amendment to Second Amended and Restated Credit Agreement dated October 14, 2009, by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party hereto, incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Vanguard Natural Resources, LLC with the Commission on November 4, 2009.

Exhibit 4
Second Amendment to Second Amended and Restated Credit Agreement, dated June 1, 2010, among Vanguard Natural Gas, LLC, Citibank, N.A., Existing Lenders (as defined therein), and Credit Agricole Corporate and Investment Bank, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on June 4, 2010.

Exhibit 5
Third Amendment to Second Amended and Restated Credit Agreement, dated November 16, 2010 by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party thereto, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on November 17, 2010.

Exhibit 6
Fourth Amendment to Second Amended and Restated Credit Agreement, dated December 31, 2010 by and between Vanguard Natural Gas, LLC, Citibank, N.A., as administrative agent and the lenders party thereto, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Vanguard Natural Resources, LLC with the Commission on January 3, 2010.

Exhibit 7	Second Amended and Restated Agreement of Limited Partnership of Encore Energy Partners LP, incorporated herein by reference to Exhibit 7 to the Original Schedule 13D filed on December 31, 2010.
Exhibit 8	Amended and Restated Limited Liability Company Agreement of Encore Energy Partners GP LLC, incorporated herein by reference to Exhibit 8 to the Original Schedule 13D filed on December 31, 2010.
Exhibit 9
ENP Interest Security Agreement dated December 31, 2010, by and between Vanguard Natural Gas, LLC and BNP Paribas, as Administrative Agent for the Secured Parties named therein, incorporated herein by reference to Exhibit 9 to the Original Schedule 13D filed on December 31, 2010.

Exhibit 10
ENP Interest Security Agreement dated December 31, 2010, by and between Vanguard Natural Gas, LLC and CitiBank, N.A., as Administrative Agent for the Secured Parties named therein, incorporated herein by reference to Exhibit 10 to the Original Schedule 13D filed on December 31, 2010.

Exhibit 11
Joint Filing Agreement dated June 3, 2010 between Vanguard Natural Resources, LLC. and Vanguard Natural Gas, LLC, incorporated herein by reference to Exhibit 11 to the Original Schedule 13D filed on December 31, 2010.

Exhibit 12
Proposal Letter dated March 24, 2011 from Vanguard Natural Resources, LLC to the Chairman of the Conflicts Committee of the general partner of Encore Energy Partners LP, incorporated herein by reference to Exhibit 12 to Amendment No. 1 to the Original Schedule 13D, filed on March 24, 2011.

Exhibit 13
Agreement and Plan of Merger dated as of July 10, 2011, by and among Vanguard Natural Resources, LLC, Vanguard Natural Gas, LLC, Vanguard Acquisition Company, LLC, Encore Energy Partners GP LLC and Encore Energy Partners LP, incorporated herein by reference to Exhibit 2.1 to VNR’s Current Report on Form 8-K filed on July 11, 2011.

Exhibit 14
Voting Agreement dated as of July 10, 2011, by and among Vanguard Natural Resources, LLC, Vanguard Natural Gas, LLC, Vanguard Acquisition Company, LLC, Encore Energy Partners GP LLC and Encore Energy Partners LP, incorporated herein by reference to Exhibit 10.1 to VNR’s Current Report on Form 8-K filed on July 11, 2011.